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05037991

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 WASH. D.C.

SEC FILE NUMBER
8-66035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grand Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W. Michigan Street, Suite A
(No. and Street)

Milwaukee, WI 53233
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Hammond 414-271-5885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street, Suite 400 Milwaukee, WI 53214
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Distribution Services, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me on January 24, 2005 at Milwaukee, Wi.

Signature

President

Title

ANN M. MARANO NOTARY PUBLIC STATE OF WISCONSIN

Ann M Marano

Notary Public My Commission Expires 3-30-2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) ~~Statement of Financial Condition~~. Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAND DISTRIBUTION SERVICES, LLC
Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2004

GRAND DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Member
Grand Distribution Services, LLC

We have audited the accompanying statement of financial condition of Grand Distribution Services, LLC as of December 31, 2004 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Distribution Services, LLC as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 13, 2005

GRAND DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

ASSETS		
Cash and cash equivalents	$	65,786
Accounts receivable - fees		19,750
Other current assets		15,368
TOTAL ASSETS	$	100,904

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	3,685
Payable to related party		6,800
TOTAL LIABILITIES		10,485
MEMBER'S EQUITY		90,419
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	100,904

See accompanying notes to financial statements.

GRAND DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Year Ended December 31, 2004

REVENUES	$ 62,226
EXPENSES	
Management and Administrative Fees	38,452
License and registration	18,800
Legal and professional fees	3,685
General and administrative	416
Total Expenses	61,353
NET INCOME	873
MEMBERS' EQUITY - Beginning of Year	39,546
Member's capital contributions	50,000
MEMBERS' EQUITY - END OF YEAR	$ 90,419

See accompanying notes to financial statements.

GRAND DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 873
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Reimbursable expenses	(19,750)
Prepaid expenses	(14,493)
Other accrued expenses	(1,826)
Net Cash Flows from Operating Activities	(35,196)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	50,000
Net Cash Flows from Financing Activities	50,000
Net Change in Cash and Cash Equivalents	14,804
CASH AND CASH EQUIVALENTS - Beginning of Year	50,982
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 65,786

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Grand Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc.

The Company was organized in 2003 but began operations in 2004. The Company had no audit requirement for the year ended December 31, 2003.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. As of December 31, 2004, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent, UMB Fund Services, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

Effective November 1, 2003, the Company and UMB Fund Services, Inc. entered into a management agreement. The agreement specifies a method by which certain expenses are allocated from UMB Fund Services, Inc. to the Company. The agreement also states which expenses are eligible for allocation.

NOTE 2 - Related Party Transactions (cont.)

Grand Distribution Services, LLC operates out of a location shared with UMB Fund Services, Inc.

The Company has clients in common with UMB Fund Services, Inc., but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by UMB Fund Services, Inc. on behalf of the Company, as well as expenses paid by the Company on behalf of UMB Fund Services, Inc. These transactions are reimbursed periodically.

No amount is receivable from UMB Fund Services, Inc. as of December 31, 2004. Accounts payable to UMB Fund Services, Inc. total $6,800 as of December 31, 2004.

NOTE 3 - Major Clients

For the year ended December 31, 2004, one client accounted for 100% of the Company's total revenue. Accounts receivable from this client at December 31, 2004 totaled $19,750, or 100% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2004, the Company had net capital of $55,301 which was $50,301 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2004.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2004.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Grand Distribution Services, LLC

We have audited the accompanying financial statements of Grand Distribution Services, LLC as of and for the year ended December 31, 2004, and have issued our report thereon dated January 13, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 13, 2005

GRAND DISTRIBUTION SERVICES, LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2004

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 3,685
Payable to related party	6,800
Total Aggregate Indebtedness	$ 10,485
Minimum required net capital (based on aggregate indebtedness)	$ 1,311
NET CAPITAL	
Member's equity	$ 90,419
Deductions:	
Accounts receivable - fees	(19,750)
Other current assets	(15,368)
Net Capital	55,301
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 50,301
Ratio of aggregate indebtedness to net capital	0.19 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Grand Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Grand Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

VirchowKrause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Grand Distribution Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Grand Distribution Services, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 13, 2005